EXHIBIT 99.2
FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1   Name and Address of Company
BELLUS Health Inc. (the “Company”) 275 Armand-Frappier Blvd. Laval, Quebec H7V 4A7
Item 2   Date of Material Change
March 31, 2009
Item 3   News Release
On March 31, 2009, a press release was issued from Laval, Québec and disseminated by CNW Telbec.
Item 4   Summary of Material Change
The Company announced on March 31, 2009, that it has entered into binding letter agreements with each of Vitus Investments III Private Limited and Victoria Square Ventures Inc. under which Vitus Investments III Private Limited has committed to purchase Cdn. $10 million of new convertible notes of the Company and Victoria Square Ventures Inc. has committed to purchase Cdn. $10.5 million of such notes, for a total financing commitment of Cdn. $20.5 million.
The Company also announced that three senior executives will step down from their functions as part of the ongoing restructuring of the Company, effective April 3, 2009.
Item 5   Full Description of Material Change
5.1	Full Description of Material Change
The Company announced on March 31, 2009, that it has entered into binding letter agreements with each of Vitus Investments III Private Limited, a corporation whose shares are beneficially owned by Mr. Carlo Bellini, and Victoria Square Ventures Inc. (the “Investors”) pursuant to which Vitus

Investments III Private Limited has committed to purchase Cdn. $10 million of new convertible notes of the Company and Victoria Square Ventures Inc. has committed to purchase Cdn. $10.5 million of such notes, for a total financing commitment of Cdn. $20.5 million.
The obligations of each of the Investors to subscribe for such notes are subject to a number of customary conditions precedent for a transaction of this nature, such as the execution of definitive agreements, the granting of security by the Company in favour of the Investors, and the obtaining of all regulatory approvals. In addition, the closing is subject to the restructuring of the Company’s debt and obligations as described below. Accordingly, the Company expects to proceed to the closing of the financing as soon as possible.

The Company has also announced that three senior executives, Dr. Lise Hébert, Vice President, Corporate Communications, Mrs. Judith Paquin, Vice President, Human Resources, and Dr. Shona McDiarmid, Vice President, Intellectual Property and Compliance will step down from their functions as part of the ongoing restructuring of the Company, effective April 3, 2009, but they will remain consultants to the Company.

The Company has made an application to the Toronto Stock Exchange under the provisions of Section 604(e) of the Company Manual for an exemption from any shareholder approval requirement on the basis that the Company is in serious financial difficulty. A committee of independent directors and the full board of directors of the Company have determined that the Company meets the requirements of such exemption, as well as the exemption from the application of the related party transaction requirements under National Instrument 61-101, that the transaction is reasonable in the circumstances and is designed to improve the financial situation of the Company. As a routine part of the financial difficulty exemption process, the TSX will commence a delisting review of the issuer. The issuance of any securities described herein is subject to TSX approval.
Details of the Financing
The new convertible notes to be issued to the Investors will be secured by a first charge on all of the assets of the Company and its subsidiaries and be convertible into common shares of the Company at Cdn. $0.20 per share (the “Financing Conversion Price”). Interest will be capitalized on the new notes at the rate of 15% per year and the notes will mature 5 years from the date of issuance. The new convertible notes will include customary anti-dilution provisions, adjustment provisions for a change of control and negative covenants. The aggregate amount of new convertible notes to be issued to the Investors will be increased by Cdn. $496,000 as a set up fee in connection with the financing.

Amendment to Terms of 2026 and 2027 Convertible Notes
Prior to this financing, the Company and the noteholders have agreed to amend the terms of the outstanding 2026 and 2027 Convertible notes to either make them convertible into preferred shares of the Company and to have those convertible notes convert into such preferred shares immediately, or to otherwise amend the existing notes which shall remain outstanding.

In addition, the landlord of the main premises of the Company in Laval, Quebec has agreed to defer certain rental payments and to accept payment of the deferred rent in cash or common shares of the Company (at the then applicable market price) at the option of the Company at a later date. The amount of rent or number of shares will depend, among other things, on the extent to which portions of the premises are sublet or assigned to other tenants.

The preferred shares to be issued from the authorized capital of the Company to certain holders of existing convertible notes will be convertible into common shares of the Company at the option of the holder at any time at a price equal to 200% of Financing Conversion Price (resulting in a conversion price of Cdn. $0.40 per share) (the “Preferred Share Conversion Price”), shall be entitled to 6% cumulative dividends payable in cash or common shares of the Company at the option of the Company and shall be automatically converted into common shares of the Company at the Preferred Share Conversion Price five years from the date of issuance. Holders of US$32,585,000 principal amount of existing convertible notes have agreed to amend the terms of their notes to make them convertible into the preferred shares. The remaining holders have agreed to amend their existing convertible notes as set out below.

The amendments to the convertible notes due in 2026 include providing for a 6% annual interest rate payable in cash or common shares of the Company at the option of the Company at the then applicable market price of the common shares, replacing the existing conversion rate adjustment period of October 2009 — November 2009 with a period from October 2012 - November 2012 for conversion of the notes at the then applicable market price of the common shares of the Company and replacing the right to have the Company redeem the notes in November 2011 with a right to redeem the notes in November 2014 at the then face value of the notes. Holders of US$13.5 million principal amount of the notes due in 2026 have agreed to so amend the terms of their notes. A holder of US$500,000 principal amount of convertible notes due in 2027 has also agreed to amend the terms of its notes, including the removal of certain negative covenants.

The Company has agreed that the right to redeem the 2026 and 2027 convertible notes, as amended, shall be exercisable 90 days prior to the maturity date of the new convertible notes to be issued to the Investors. Any additional unsecured debt, other than operating facilities or debt that is pari passu or junior in ranking to the convertible notes, as amended, shall not mature or be redeemable for cash prior to the date on which the redemption right of the notes comes into effect. In addition, the Company has agreed to certain restrictions on its ability to declare or pay dividends in cash while the convertible notes are outstanding.

The cash savings to the Company of the restructuring of debt and rental obligations is expected to be approximately US$4.1 million on an annual basis, going forward. In addition, the Company is currently planning other measures to reduce cash expenses by approximately US$2.0 million per year.

Based on the Financing Conversion Price of Cdn. $0.20 per share, if all of the convertible notes and preferred shares were to be converted immediately, the dilution factor (without giving effect to the conversion or exercise of the existing convertible notes, as amended, or any other securities or instruments) to existing shareholders of the Company would be approximately 80%. If the new convertible notes were to remain outstanding until maturity, the dilution factor would be approximately 86%. The full dilution of the financing and restructuring cannot be known at this time given that certain conversion rates and prices of issuance are only to be determined in the future as described above.
5.2	Disclosure for Restructuring Transactions
N/A
Item 6   Reliance on subsection 7.1(2) of National Instrument 51-102
This report is not being filed on a confidential basis.
Item 7   Omitted Information
N/A
Item 8   Executive Officer
David Skinner Vice President, General Counsel and Corporate Secretary (450) 680-4580
Item 9   Date of Report
April 1, 2009